TMC the metals company Inc.

595 Howe Street, 10th Floor
Vancouver, British Columbia
V6C 2T5

December 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cheryl Brown

RE:	TMC the metals company Inc.

Registration Statement on Form S-3

File No. 333-275822

Acceleration Request

Dear Ms. Brown:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of TMC the metals company Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Friday, December 8, 2023 at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Michael L. Fantozzi or Daniel T. Kajunski, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

TMC the metals company Inc.

/s/ Craig Shesky
Craig Shesky
Chief Financial Officer

cc:	Gerard Barron, Chief Executive Officer, TMC the metals company Inc.

Ryan Coombes, General Counsel and Corporate Secretary, TMC the metals company Inc.

Michael L. Fantozzi, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel T. Kajunski, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.